October 30, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Liz Packebusch and Ms. Irene Barberena-Meissner

Re: New Century Logistics (BVI) Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed October 10, 2023

File No. 333-274115

Dear Ms. Liz Packebusch and Ms. Irene Barberena-Meissner:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 23, 2023 (the “Comment Letter”), relating to the Amendment No. 1 to Registration Statement on Form F-1, which was submitted to the Commission by New Century Logistics (BVI) Ltd (the “Company” or “we”) on October 10, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Registration Statement on Form F-1 filed October 10, 2023

Compensation, page 104

1.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 6.B of Form 20-F.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 104 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised F-1.

Very truly yours,

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Chief Executive Officer